INCOME MANAGER
A Payout Annuity Contract



SUPPLEMENT DATED OCTOBER 18, 1999
TO THE PROSPECTUS DATED MAY 1, 1999
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This supplement adds and modifies certain information contained in the prospectus dated May 1, 1999 for the Income Manager payout annuity contract issued by THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES.

You should read this supplement together with the prospectus. Terms used in this supplement have the same meaning as they do in the prospectus, unless we indicate otherwise.

This supplement provides information on:

(1) The Equitable Companies Incorporated name change to AXA Financial, Inc.;

(2) change from First Chicago National Processing Center to Bank One, N.A.;

(3) changes with respect to the distributors of the Contracts; and

(4) updated information "About our year 2000 progress."


(1) THE EQUITABLE COMPANIES INCORPORATED NAME CHANGE

References throughout the prospectus to "The Equitable Companies Incorporated" or "The Equitable Companies" are hereby replaced with references to "AXA Financial, Inc." to reflect the name change of the company.


THE FOLLOWING SENTENCE REPLACES THE LAST SENTENCE OF THE FIRST PARAGRAPH ON PAGE 5 OF THE PROSPECTUS:

Prior to September 1999, "AXA Financial, Inc." was known as The Equitable Companies Incorporated.

(2) CHANGE TO BANK ONE, N.A.

THE FOLLOWING REPLACES FIRST CHICAGO NATIONAL PROCESSING CENTER ON PAGE 6 OF THE
PROSPECTUS:

Bank One, N.A.

(3) CHANGES WITH RESPECT TO THE DISTRIBUTORS OF THE CONTRACTS

THE FOLLOWING REPLACES "DISTRIBUTION OF THE CONTRACTS" ON PAGE 38 OF THE
PROSPECTUS:

Distribution of contracts

Equitable Distributors, Inc. ("EDI"), which is an indirect, wholly owned subsidiary of Equitable Life, and AXA Advisors, LLC ("AXA Advisors"), the successor to EQ Financial Consultants, Inc., which is an affiliate of Equitable Life, are the distributors of the contracts and have responsibility for sales and marketing functions.

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EDI and AXA Advisors are registered with the SEC as broker-dealers and are members of the National Association of Securities Dealers, Inc. The principal business address of EDI and AXA Advisors is 1290 Avenue of the Americas, New York, New York 10104. Under a distribution agreement between Equitable Life, certain of Equitable Life's separate accounts, including the separate account that contains the fixed maturity options, and EDI, Equitable Life paid EDI distribution fees of $129,520 for 1998, $962,599 for 1997 and $202,400 for 1996,
as the distributor of the contracts. Under a distribution and services agreement between Equitable Life and certain of Equitable Life's separate accounts, including the separate account that contains the fixed maturity options, Equitable Life paid AXA Advisors $325,380 for 1998, as the distributor for certain contracts including these contracts.

The contracts will be sold by registered representatives of EDI and AXA Advisors as well as by affiliated and unaffiliated broker-dealers with which EDI and/or AXA Advisors has entered into selling agreements. Broker-dealer sales compensation will generally not exceed 5% of total contributions made under the contracts. EDI and AXA Advisors may also receive compensation and reimbursement for its marketing services under the terms of their distribution agreements with Equitable Life. Broker-dealers receiving sales compensation will generally pay a portion of it to their registered representatives as commissions related to sales of the contracts. The offering of the contracts is intended to be continuous.

(4) ABOUT OUR YEAR 2000 PROGRESS

THE FOLLOWING INFORMATION REPLACES THE INFORMATION UNDER "ABOUT OUR YEAR 2000 PROGRESS" ON PAGE 37 OF THE PROSPECTUS:

Equitable Life relies upon various computer systems in order to administer your contract and operate the investment options. Some of these systems belong to service providers who are not affiliated with Equitable Life.

In 1995, Equitable Life began addressing the question of whether its computer systems would recognize the year 2000 before, on, or after January 1, 2000, and Equitable Life has identified those of its systems critical to business operations that were not year 2000 compliant. Equitable Life has completed the work of modifying or replacing non-compliant systems and has confirmed, through testing, that its systems are year 2000 compliant. Equitable Life has contacted third-party vendors and service providers to seek confirmation that they are acting to address the year 2000 issue with the goal of avoiding any material adverse effect on services provided to contract owners and on operations of the investment options. All third-party vendors and service providers considered critical to Equitable Life's business, and substantially all vendors and service providers considered non-critical, have provided us confirmation of their year 2000 compliance or a satisfactory plan for compliance. If confirmation is not received from any of the remaining non-critical vendors or service providers, the vendor or service provider will be replaced, eliminated or be the subject of contingency plans. Additionally, Equitable Life has supplemented its existing business continuity and disaster recovery plans to cover certain categories of contingencies that could arise as a result of year 2000 related failures.

There are many risks associated with year 2000 issues, including the risk that Equitable Life's computer systems will not operate as intended. Additionally, there can be no assurance that the system of third parties will be year 2000 compliant. Any significant unresolved difficulty related to the year 2000 compliance initiatives could result in an interruption in, or a failure of, normal business operations and, accordingly, could have a material adverse effect on our ability to administer your contract and operate the investment options.

To the fullest extent permitted by law, the foregoing year 2000 discussion is a "Year 2000 Readiness Disclosure" within the meaning of The Year 2000 Information and Readiness Disclosure Act (P.L. 105-271)(1998).